Exhibit 99.77(d)

ITEM 77D – Policies with Respect to Security Investments

Effective January 30, 2015, the principal investment strategies and principal risks for Voya Index Plus MidCap Portfolio and Voya Index Plus SmallCap Portfolio were revised to include disclosure allowing the Portfolios to invest in real estate investment trusts.